

November 30, 2009

Mr. Brian L. Cantrell
Senior Vice President and Chief Financial Officer
Alliance Holdings GP, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, OK 74119

> **Re: Alliance Holdings GP, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 000-51952**

Dear Mr. Cantrell:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 18

Risks Related to ARLP's Business, page 25

The estimates of the ARLP Partnership's coal reserves may prove inaccurate, and you should not place undue reliance on these estimates, page 32

1.   We note your disclosure under this risk factor. Advising investors that they should not place undue reliance on your reserve estimates is inconsistent with the definitions of proven and probable reserves as provided in Industry Guide 7.

Financial Statements, page 70

Notes to Consolidated Financial Statements, page 75

Note 20 – Commitments and Contingencies, page 97

General Litigation, page 98

2.   We note the disclosure indicating the ARLP Partnership believes the ultimate
        outcome of outstanding lawsuits, claims and regulatory proceedings will not have
        a material adverse effect on its financial condition, results of operations or
        liquidity. Disclose your assessment of the potential effect of these matters on
        your financial condition, results of operations and liquidity.

3.   Disclosure under this section indicates, in part that, if the results of the described
        matters were different from management's current opinion and in amounts greater
        than the related accruals, then they could have a material adverse effect. Please
        note that a statement that a contingency is not expected to be material does not
        satisfy the requirements of Statement 5 if there is at least a reasonable possibility
        that a loss exceeding amounts already recognized may have been incurred and the
        amount of that additional loss would be material. In that case, you must either (a)
        disclose the estimated additional loss, or range of loss, that is reasonably possible,
        or (b) state that such an estimate cannot be made.

Compensation Discussion and Analysis, page 110

Annual Cash Incentive Bonus Awards, page 112

4.   We note your statement that "The annual performance target is … approved by
        the MGP Compensation Committee, typically in January of each year."
        However, you do not appear to have disclosed the performance target for fiscal
        year 2009. Please revise to disclose all qualitative and quantitative performance
        targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of
        Regulation S-K. To the extent that you believe that disclosure of the targets
        would result in competitive harm such that they could be excluded properly under
        Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental
        basis a detailed explanation supporting your conclusion. Please also note that to
        the extent disclosure of the qualitative or quantitative performance-related factors
        would cause competitive harm, you are required to discuss how difficult it was or
        will be to achieve the target levels or other factors. Please see Instruction 4 to
        Item 402(b) of Regulation S-K.

Equity Awards under the ARLP LTIP, page 113

5.   Please revise to disclose all qualitative and quantitative performance targets or goals. See comment 4 above.

6.   Please revise to discuss the rationale for the amounts of the equity awards.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Donald F. Delaney, at (202) 551-3863, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718, with questions about engineering comments. Please contact Norman Gholson, at (202) 551-3237, Mike Karney, at (202) 551-3847, or me at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director